Exhibit 15
Telvent Announces Third Quarter 2009
Financial Results
Solid Third Quarter with Outstanding New Order Bookings Signed
•	Nine-Month Non-GAAP Revenues Increase 25.1% to € 555.7 Million

•	Nine-Month Adjusted EBITDA of € 77.1 Million, an Increase of 109.2%

•	Continued Strong Operating Margin Expansion

•	Quarterly Bookings of € 310.4 Million, Driving Backlog to +€ 1 Billion
November 30, 2009 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced its unaudited consolidated financial results for the third quarter and nine-month periods ended September 30, 2009.
Each of the financial measures described below is a Non-GAAP financial measure and reconciliation of each such measure to the most directly comparable GAAP financial measure is set forth in this release immediately following the unaudited financial statements. Non-GAAP results should be viewed in addition to, and not lieu of, GAAP results:
Revenues for the third quarter of 2009 were € 192.7 million, showing a 20.5% increase from € 160.0 million in the third quarter of 2008. Revenues for the first nine months of 2009 were € 555.7 million, an increase of 25.1%, compared to € 444.4 million in the same period of 2008. Excluding the contribution from Telvent DTN, which was acquired in October of 2008, revenues for the first nine months of 2009 grew by 3.3%.
Gross margin was 31.8% for the third quarter of 2009, while gross margin in the third quarter of 2008 was 25.1%. Gross margin for the first nine months of 2009 was 34.9%, compared to 25.3% in the same period of 2008.
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter of 2009 were € 25.0 million, or 13.0% of total revenues for the period, compared to € 13.8 million and 8.7% in the third quarter of 2008. Adjusted EBITDA for the first nine months of 2009 was € 77.1 million, or 13.9% of total revenues for the period, compared to € 36.9 million and 8.3% in the same period of the prior year.
Operating margin for the third quarter of 2009 was 11.2%, compared to 7.7% in the third quarter of 2008. Income from operations increased 74.2% to € 21.5 million in the third quarter of 2009. Operating margin for the first nine months of 2009 was 12.0%, compared to 7.1% in the same period of 2008. Income from operations increased 111.2% to reach € 66.5 million in the first nine months of 2009.

Net income attributable to the parent company for the third quarter of 2009 was € 11.0 million, 73.0% above the € 6.4 million reported in the third quarter of 2008. Basic and diluted earnings per share (EPS) for the third quarter of 2009 were € 0.32, compared to € 0.22 in the third quarter of 2008. Net income attributable to the parent company for the first nine months of 2009 was € 31.5 million, 76.0% above the € 17.9 million reported in the same period of 2008. Basic EPS for first nine months of 2009 was € 0.93, compared to € 0.61 in the same period of 2008, while diluted EPS for first nine months of 2009 was € 0.92, compared to € 0.61 in the same period of 2008. Basic and diluted EPS were determined by using a weighted average number of shares outstanding in the third quarter of 2009 of 34,033,676 and 34,094,159, respectively, and 34,073,851 and 34,094,159, respectively, for the first nine months of 2009. The weighted average number of shares outstanding in the third quarter and first nine months of 2008 was 29,247,100.
New order bookings, or new contracts signed, during the third quarter of 2009 totaled € 310.4 million, an increase of 108.5% versus € 148.9 million recorded in the same period of 2008. The accumulated bookings year-to-date were € 702.9 million, representing a 47.4% increase from € 476.9 million reached in the same period of 2008.
Backlog, representing the portion of signed contracts for which performance is pending, was € 1,000.1 million as of September 30, 2009, reflecting 39.0% growth over the € 719.4 million in backlog at the end of September 2008 and a 12.6% increase over the € 888.5 million as of June 30, 2009.
Pipeline, measured as management’s estimates of real opportunities for the following twelve to eighteen months, is approximately € 3.6 billion.
As of September 30, 2009, cash and cash equivalents were € 46.7 million and total debt, including € 75.6 million of net credit line due to related parties, amounted to € 360.9 million, resulting in a net debt position of € 314.2 million. As of December 31, 2008, the Company’s net debt position was € 208.6 million.
For the first nine months of 2009, cash used in operating activities was € 53.8 million compared to € 102.5 million used in operating activities in the same period of 2008. Cash used in investing activities in the first nine months of 2009 amounted to € 3.6 million compared to € 29.9 million provided by investing activities in the same period of 2008.
Manuel Sanchez, Telvent’s Chairman and Chief Executive Officer, said, “I am very pleased to reconfirm our third quarter positive results. We continue to deliver the margin expansion that we had promised and bottom line profitability”, he added, “We have also celebrated our one year anniversary of the acquisition of Telvent DTN in October and I can say that we are extremely satisfied with the integration of our businesses and personnel. In these last twelve months, we have become a better company with synergies remaining to exploit.”

Business Highlights
Energy
Some of the most relevant projects signed during the third quarter of 2009 were as follows:
▪	Contract signed with Fortum, to design and develop a Smart Meter Management system (SMM), a component of Telvent’s comprehensive Smart Grid Solution, in Finland. The project, which is valued at over € 120 million, will provide Fortum with real-time intelligence that will revolutionize both the customer relations and operations of its power grid. Telvent will deliver a technologically advanced system that will provide the utility’s 550,000 residential and small business customers the ability to manage their individual energy use responsibly. The system will also allow Fortum to administer and operate its power grid more efficiently, securely and cost-effectively. After the system is fully rolled out, which is expected to take approximately three years, Telvent will operate and maintain the system for another six-year period.

▪	New project award from Petrochina to implement our real-time SCADA OASyS, at West-East Gas Pipeline Phase II. Telvent’s systems already control Petrochina’s crude oil facilities and, with this new contract, Telvent’s systems will also manage Petrochina’s gas operations. Telvent will ensure the proper operation of an 8,700 kilometer pipeline that will cross the entire country of China by controlling the gas transmission and enhancing accurate and reliable real-time information that are key for decision making. The solution designed by Telvent will be able to incorporate the new gas pipelines that are now under construction.

▪	New project awarded with Guizhou Power, in China, to improve the management of its electric distribution network. Telvent will deploy its proprietary Distribution Management System (DMS) to help Guizhou Power to supply energy across Guizhou province, in southern China, to approximately 40 million inhabitants. DMS is an advanced distribution application system that will help to create a safer and more stable distribution network. Among other benefits, DMS provides our customers with an accurate representation of their network facilities to better manage and maintain them. Telvent’s technologies will improve the electric grid performance, reducing power outages and losses.
Transportation
During the third quarter of 2009 some of the significant contracts signed were:
▪	Contract with Interbiak, in Bilbao (Spain), to install the toll management system for the new Bilbao southern bypass (South Metropolitan Highway). The project, valued at almost € 8 million, is intended to improve traffic flow in the Bilbao metropolitan area and reduce traffic congestion, thereby reducing greenhouse gas emissions and driver inconvenience. The system to be installed is mixed; it combines conventional and electronic tolling, including an improvement of two “free flow” gantries to detect the entry point of vehicles. Telvent will also provide tolling equipment that will provide security for collection management processes.

▪	Contract with the New Hampshire Department of Transportation (NHDOT) to implement an Open Road Tolling (ORT) system at the Hampton Mainline Toll Plaza in New Hampshire. The project aims to improve traffic conditions during the peak tourism seasons, while maintaining NHDOT’s ability to accurately and reliably collect toll revenue. It will also enhance the efficiency and accuracy of toll operations, increasing NHDOT’s toll processing capacity, reducing travel time and minimizing drivers and workers’ inconvenience.

▪	Contract signed with Transurban 895 LLC to upgrade and expand the Pocahontas 895 Electronic Toll Collection system in Virginia (United States). Telvent will implement some of its Telvent SmartMobility™ management solutions for highways and tolls to enhance long-term reliability and convenience for Pocahontas’ 895 customers. This is expected to also further enhance the efficiency and accuracy of toll operations, reducing travel time, minimizing drivers’ and workers’ inconvenience and reducing traffic jams and greenhouse gas emissions.
Environment
During the third quarter of 2009, significant contracts signed were:
▪	Renewal of its contract with the Catalonian Water Agency to carry out maintenance of its hydrological information system. The project, valued at more than € 4 million, places particular emphasis on preventing deterioration, improving and restoring water conditions, reducing pollution from dumping and the emission of hazardous substances, as well as the conservation of protected areas.

▪	Contract with Sedapal, Lima Potable Water and Sewer System Service, to update the system controlling the La Atarjea water treatment plant in Peru to the new OASyS DNA 7.5 version. This project is expected to increase the sustainability of the installations and the service, with more than eight million citizens and businesses to benefit from an improved water supply.
In addition, during the third quarter of 2009, Telvent DTN’s environment information business continues to be considered a leading source of real-time weather information services across energy, aviation, transportation, recreation, construction and public safety markets, with customers such as the Tennessee Valley Electric Authority, GE Wind, the Iowa Department of Transportation, US Airways, AirMethods, and the PGA Tour. Retention rates are currently close to 90% in this segment.
Agriculture
All revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusinesses. Our subscription retention rates remain above 90% in our Agriculture segment, which exemplifies the resilience of this business segment.
We have over 630,000 subscribers to our business information in our Agriculture segment, including 40,000 of the largest farm producers who are paying for premium content, 15,000 originators including the top elevators, ethanol plants and feedlots, and over 1,000 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the first nine months of 2009, transactions involving approximately 45 million bushels of grain were transacted through our grains trading portal between our 970 agribusiness portal locations and our over 27,000 registered portal producers.
Global Services
Our Global Services division has achieved the international certification of its procedures related to the Information Security Management System (ISMS), in accordance with UNE-ISO/IEC 27001:2005 for Information Technology Services. The certification is international and illustrates that information security is one of our main priorities.
In addition, during the third quarter, Telvent was included among Fortune’s 100 Fastest-Growing Companies. The list includes global companies that had extraordinary growth rates for the past three years in terms of earnings per share, revenue growth and total returns. Telvent ranked 70th in the aggregate list and 15th in the technology space. Finally, at the end of September, Telvent was selected to join the new NASDAQ OMX® Clean Edge® Smart Grid Infrastructure Index (NASDAQ: QGRD). This stock index is a new benchmark for the energy market, focusing on companies, like Telvent, that contribute to the development of solutions that enable more efficient and smarter electric grids.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
— Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environmental segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidates, on a quarterly basis, the results of such UTEs. However, the Company believes it has no control over most of the joint ventures it consolidates, and therefore is unable to control or predict the results of the UTEs. The Company only has control over its portion of revenues and margins associated with the work it is carrying out through the UTE. In addition, the work carried out by other venture partners in the JV may sometimes be unrelated to Telvent’s business, and thus we do not consider that such revenues should be included within Telvent’s revenues. For these reasons, Management considers GAAP revenues and cost of revenues, excluding the revenues and cost of revenues attributable to other venture partners, and including revenues and cost of revenues from UTEs that are carried under the equity method. The resulting non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.
— Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.
— Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.
— Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.

Conference Call Details
Manuel Sanchez, Chairman and Chief Executive Officer and Barbara Zubiria, Chief Accounting and Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss third quarter 2009 results, which will be simultaneously webcast, at 11:00 A.M. Eastern Time / 5:00 P.M. Madrid Time on Monday, November 30, 2009.
To access the conference call, participants in North America should dial (877) 263-0337 and international participants +1 (706) 758-3263. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 41434487.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider that improves the efficiency and reliability of the world’s premier organizations. The company serves markets critical to the sustainability of the planet, including the energy, transportation, agriculture, and environmental sectors. (www.telvent.com)
Investor Relations Contact
Barbara Zubiria
Tel. +1 301 354 4680
Email: ir@telvent.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 18, 2009 and amended on October 1, 2009, and updated, if applicable, by Telvent’s Quarterly Reports on Form 6-K for the quarter ended March 31, 2009, June 30, 2009 and September 30, 2009 filed with the Securities and Exchange Commission on May 21, 2009, August 27, 2009 and November 30, 2009, respectively. Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this press release after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this press release may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2009	2008
Assets:
Current assets:
Cash and cash equivalents	€46,748	€67,723
Restricted cash	—	18,085
Other short-term investments	698	589
Derivative contracts	2,811	8,046
Accounts receivable (net of allowances of € 804 as of September 30, 2009 and € 2,386 as of December 31, 2008)	115,065	152,951
Unbilled revenues	338,224	218,271
Due from related parties	14,490	18,322
Inventory	18,817	19,562
Other taxes receivable	17,322	18,565
Deferred tax assets	10,131	5,885
Other current assets	7,565	5,573

Total current assets	€571,871	€533,572
Deposits and other investments	7,553	7,595
Investments carried under the equity method	6,457	6,596
Property, plant and equipment, net	73,412	73,861
Long-term receivables and other assets	10,691	8,586
Deferred tax assets	24,549	26,726
Other intangible assets, net	39,238	48,444
Goodwill	334,748	345,345
Derivative contracts long-term	1,076	498

Total assets	€1,069,595	€1,051,223

Liabilities and equity:
Current liabilities:
Accounts payable	€289,200	€294,947
Billings in excess of costs and estimated earnings	44,345	45,253
Accrued and other liabilities	23,629	16,927
Income and other taxes payable	11,295	27,770
Deferred tax liabilities	4,613	2,422
Due to related parties	92,724	29,105
Current portion of long-term debt	35,167	27,532
Short-term debt	60,075	56,728
Short-term leasing obligations	8,567	8,041
Derivative contracts	7,331	8,694

Total current liabilities	€576,946	€517,419
Long-term debt less current portion	172,904	193,495
Long-term leasing obligations	14,564	18,599
Derivative contracts long-term	1,734	4,877
Other long term liabilities	39,041	37,745
Deferred tax liabilities	4,793	5,238
Unearned income	1,665	1,233

Total liabilities	€811,647	€778,606

Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2009	2008
Commitments and contingencies	—	—

Redeemable non-controlling interest	—	20,020

Equity:

Non-controlling interest	308	97
Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury Stock, at cost; September 11, 2009 — 370,962 shares	(4,707)	—
Additional paid-in-capital	94,292	89,696
Accumulated other comprehensive income (loss)	(30,608)	(25,363)
Retained earnings	96,208	85,712

Total shareholders’ equity	€257,640	€252,500

Total Equity	€257,948	€252,597

Total liabilities and shareholders’ equity	€1,069,595	€1,051,223

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues	€195,538	€169,669	€563,584	€457,604
Cost of revenues	134,354	128,034	369,505	343,620

Gross profit	€61,184	€41,635	€194,079	€113,984

General and administrative	25,909	17,091	85,516	46,244
Sales and marketing	7,290	5,054	20,787	17,091
Research and development	4,351	4,648	12,911	13,740
Depreciation and amortization	6,510	2,883	20,417	8,485

Total operating expenses	€44,060	€29,676	€139,631	€85,560

Income from operations	17,124	11,959	54,448	28,424
Interest expense	(6,490)	(4,798)	(23,069)	(10,742)
Interest income	124	—	237	34
Other financial income (expense), net	(672)	1,869	(4,556)	1,446
Income from companies carried under equity method	(404)	183	(224)	309
Other income (expense), net	(293)	—	(1,073)	—

Total other income (expense)	€(7,735)	€(2,746)	€(28,685)	€(8,953)

Income before income taxes	9,389	9,213	25,763	19,471
Income tax expense (benefit)	981	1,999	2,783	3,273

Net income	€8,408	€7,214	€22,980	€16,198

Loss/(profit) attributable non-controlling interests	(9)	(1,256)	(210)	(1,832)

Net income attributable to the parent company	€8,399	€5,958	€22,770	€14,366

Earnings per share
Basic net income attributable to the parent company per share	€0.25	€0.20	€0.67	€0.49

Diluted net income attributable to the parent company per share	€0.25	€0.20	€0.67	€0.49

Weighted average number of shares outstanding
Basic	34,033,676	29,247,100	34,073,851	29,247,100
Diluted	34,094,159	29,247,100	34,094,159	29,247,100

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended
	September 30,
	2009	2008
Cash flows from operating activities:
Net income attributable to the parent company	€22,770	€14,366
Less (loss)/profit attributable to non-controlling interest	210	1,832

Net income	22,980	16,198
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities:	34,117	10,740
Change in operating assets and liabilities, net of amounts acquired	(108,211)	(129,164)
Change in operating assets and liabilities due to temporary joint ventures	(2,724)	(323)

Net cash provided by (used in) operating activities	€(53,838)	€(102,549)

Cash flows from investing activities:

Restricted cash — guaranteed deposit of long term investments and commercial transactions	17,892	8,590
Due from related parties	12,665	34,115
Acquisition of subsidiaries and non-controlling interest, net of cash	(20,964)	(738)
Purchase of property, plant & equipment	(6,692)	(5,790)
Investment in Intangible Assets	(5,464)	(1,284)
Disposal / (acquisition) of investments	(1,000)	(4,945)

Net cash provided by (used in) investing activities	€(3,563)	€29,948

Cash flows from financing activities:
Proceeds from long-term debt	25,021	1,331
Repayment of long-term debt	(34,460)	(1,187)
Proceeds from short-term debt	7,706	66
Repayment of short-term debt	(10,407)	(21,556)
Due to related parties	67,168	102,658
Dividend paid	(12,274)	(9,951)
Dividend paid to non controlling interest	(1,283)	(1,163)
Proceeds (repayments) of government loans	(304)	(191)
Purchase of Treasury Stock	(4,707)	—

Net cash provided by (used in) financing activities	€36,460	€70,007

Net increase (decrease) in cash and cash equivalents	€(20,941)	€(2,594)
Net effect of foreign exchange in cash and cash equivalents	(34)	249
Cash and cash equivalents at the beginning of period	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346

Cash and cash equivalents at the end of period	€46,748	€71,410

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues
Energy	€51,320	€46,291	€156,391	€126,545
Transportation	70,110	77,064	172,306	183,765
Environment	14,225	8,701	43,934	26,597
Agriculture	18,029	—	58,531	—
Global Services*	41,854	37,613	132,422	120,697

	€195,538	€169,669	€563,584	€457,604

Gross Margin
Energy	31.4%	25.7%	34.2%	23.8%
Transportation	20.6	22.2	23.6	23.3
Environment	29.6	6.1	34.9	22.6
Agriculture	78.9	—	78.2	—
Global Services*	29.1	32.1	29.5	29.0

	31.3%	24.5%	34.4%	24.9%

*	During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. In light of our recent acquisition of DTN, we created a new Agriculture segment. All prior period results appearing in the segment information table included in this release have been restated to conform to our new business segments.

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended			Nine months ended
	September, 30			September 30,
	2009	2008	2009		2008
Reconciliation of Non-GAAP Revenues:
Revenues		€195,538	€169,669	€563,584	€457,604
Joint Venture adjustment		(2,871)	(9,714)	(7,836)	(13,240)

Non-GAAP Revenues		192,667	159,955	555,748	444,364

Reconciliation of Non-GAAP Gross Margin:
Gross Margin	%	31.3%	24.5%	34.4%	24.9
Joint Venture adjustment effect on margin		0.5	0.6	0.5	0.4

Non-GAAP Gross Margin		31.8	25.1	34.9	25.3

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company		€8,399	€5,958	€22,770	€14,366
Loss/(profit) attributable non-controlling interests		9	1,256	210	1,832
Income tax expense (benefit)		981	1,999	2,783	3,273
Other income (expense), net		293	—	1,073	—
Income from companies carried under equity method		404	(183)	224	(309)
Other financial income (expense), net		672	(1,869)	4,556	(1,446)
Interest income		(124)	—	(237)	(34)
Interest expense		6,490	4,798	23,069	10,742
Depreciation and amortization		6,510	2,883	20,417	8,485

EBITDA		23,634	14,842	74,865	36,909
Adjustments
Stock compensation plan expense adjustment		1,215	452	2,117	1,356
Joint Venture effect adjustment		165	(1,454)	154	(1,392)

Adjusted EBITDA		25,014	13,840	77,136	36,873

Reconciliation of Non-GAAP Income from Operations:
Income from Operations		€17,124	€11,959	€54,448	€28,424
Joint Venture adjustment effect		159	(1,454)	210	(1,392)
Stock compensation plan expense adjustment		1,215	452	2,117	1,356
Amortization of Intangibles adjustment		3,052	1,413	9,697	3,089

Non-GAAP Income from Operations		21,550	12,370	66,472	31,477

Reconciliation of Non-GAAP Operating Margin:
Operating Margin	%	8.8%	7.0%	9.7%	6.2
Joint Venture effect		0.2	(0.4)	0.2	(0.1)
Stock compensation plan expenses effect on margin		0.6	0.3	0.4	0.3
Amortization of Intangibles effect on margin		1.6	0.8	1.7	0.7

Non-GAAP Operating Margin		11.2	7.7	12.0	7.1

Reconciliations between GAAP and Non-GAAP Measures (continued)
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€8,399	€5,958	€22,770	€14,366
Joint Venture effect	199	(251)	97	(510)
Stock compensation plan expenses	1,215	452	2,117	1,356
Amortization of Intangibles	3,052	1,413	9,697	3,089
Mark to market of derivatives	(800)	(1,502)	191	174
Fiscal effect of previous adjustments	(1,022)	312	(3,345)	(562)

Non-GAAP Net income attributable to the parent company	11,043	6,382	31,527	17,913

Reconciliation of Non-GAAP Earnings per Share:
GAAP Earnings per share	€0.25	€0.20	€0.67	€0.49
Joint Venture effect on EPS	0.00	(0.01)	0.00	(0.02)
Stock compensation plan expenses effect on EPS	0.03	0.02	0.06	0.05
Amortization of Intangibles effect on EPS	0.09	0.05	0.28	0.10
Mark to market of derivatives effect on EPS	(0.02)	(0.05)	0.01	0.01
Fiscal effect of previous adjustments effect on EPS	(0.03)	0.01	(0.10)	(0.02)

Non-GAAP Diluted Earnings per share	0.32	0.22	0.92	0.61